Exhibit 99.1

Update on Bogoso Refractory Business

TORONTO, July 3, 2015 /CNW/ - Golden Star is pursuing a strategy of transforming to a low cost non-refractory gold producer.  In line with this strategy, the refractory mining and processing operations at Bogoso were due to be closed in the fourth quarter of 2015.  Expectations were that this operation would produce 145,000 - 155,000 ounces of gold in 2015 at a cash cost of between $870 and $960 per ounce.

Due to frequent voltage fluctuations in the grid power supply over the last three months the ball mill at the Bogoso refractory plant has sustained repeated significant damage culminating last week in a complete failure of the ball mill motor.  A replacement motor for the ball mill is being refurbished and is expected to be on site next week.  This downtime at the plant impacts bacterial activity and gold recovery in the BIOX® circuit.

The cumulative impact on throughput at the mill and the resulting impact of such throughput issues on the cost structure compels management to review its options at Bogoso and an early closure of the refractory operations is being contemplated.  This is expected to have a negative impact on production and costs for the full year.  Further guidance will be provided after this review.

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold.  The Company is financed to pursue brownfield development projects at its Wassa and Prestea mines which are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

Cautionary note regarding forward-looking information

This report contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation (or grammatical variations) thereof.  Forward-looking information and statements include, but are not limited to, information or statements with respect to: Golden Star's ability to meet its production guidance; the transformation to a low cost non-refractory gold producer and the timing thereof; the replacement of the motor at the Bogoso refractory plant; and the impact of downtime at the Bogoso refractory plant on bacterial activity and gold recovery in the BIOX® circuit.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Angela Parr, Vice President Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 12:45e 03-JUL-15